AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

AGENiX

07024647

82-34639

SEC#82-5258

SUPPL

7 June 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 1, 6 and 7 June 2007.

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

6/25

AGENiX

1 June 2007

DELAYED DESPATCH OF RIGHTS ISSUE HOLDING STATEMENTS

Agenix Limited wishes to advise that due to an administrative error by our share registry, we have been informed today that the despatch of the holding statements for shares and options issued under the recent rights issue has been delayed.

The holding statements were originally scheduled to be despatched on 21 May 2007 and have been sent to shareholders today.

Tony Finn
Joint Company Secretary

AGENIX

6 June 2007

SETTLEMENT OF SHRG ACQUISITION

Agenix announces that settlement of its acquisition of the Chinese bio-pharmaceutical group announced to ASX on 14 February 2007 occurred Tuesday 5 June 2007 after the market closed.

Agenix Bio-Pharmaceutical (Shanghai) Co., Ltd (a wholly foreign-owned enterprise established by Agenix for this acquisition) has acquired:

- the business (and all business assets) operated by Shanghai Rui Guang Bio-Pharma Development Co., Ltd (SHRG); and
- 96% of all shares in Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd (YSY), owner of the GMP approved pharmaceutical manufacturing facility. For strategic reasons, the Economic Association of Zhou Pu Town, Nanhui District, Shanghai (the township in which YSY's factory and operations are located) will remain a 4% shareholder in YSY.

Formal registration of transfers above is expected shortly.

Total cash consideration is RMB 49 million (A$8.1 million), of which RMB 8 million (A$1.3 million) was paid as a deposit on 14 February 2007, RMB 36 million (A$5.9 million) was paid from an escrow account established for settlement on 18 May 2007, after the completion of certain registration formalities and RMB 2.5 million ($A0.45 million) was paid on 4 June 2007.

A further RMB 2.5 million ($A0.45 million) is to be paid within 14 days of the State Food and Drug Administration of the People's Republic of China approval for market launch of the anti-hepatitis B virus drug developed by SHRG. All preliminary approvals have been obtained and SHRG is anticipating formal final approval within the next 2 to 3 months.

A comprehensive sales and marketing plan has been prepared and implementation will funded by the Company's recent rights issue once final approval is obtained.

Additionally, the Company will issue the following securities in accordance with the Acquisition Agreement:

- 33,868,520 shares at $0.16 each to the vendor shareholders, to be fully financed by a non-cash, non-recourse loan from Agenix at 8% interest annum; and

- 15 million options over unissued Agenix shares. The options are in five tranches of 3 million, subject to a 3 year vesting period, an expiry period of 6 years and exercise prices ranging from $0.30 for the first tranche and increasing in $0.10 increments to $0.70 for the final tranche.

Provided that specified milestones are achieved, Agenix will issue shares valued at up to (A$8.4 million) at $0.16 each or, if higher, the volume weighted average price of Agenix shares on ASX over the 10 trading days prior to achievement of the relevant milestone.

All the above shares and those issued on any option exercise are subject to escrow and selling controls as set out in the explanatory memorandum accompanying the notice of meeting held on 17 April 2007.

The SHRG Acquisition and related transactions were approved by shareholders at the Company's general meeting on 17 April 2007.

The head office of Agenix Biopharmaceutical (Shanghai) Co., Ltd, where management, administrative and sales and marketing staff for the Shanghai region will be based, will be located at 17 Hui Yi Garden Lane, 905 Hua Shan Road, Shanghai.

Co-founder of SHRG, Mr Jonathan Zhang, will be CEO of the new company, reporting to Agenix CEO and Managing Director, Mr. Neil Leggett. The other co-founder of SHRG, Mr Richard Wang, will be the Chief Operating Officer of the new company.

END

For more information contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
+61 7 3370 3696

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. Through its wholly owned subsidiary, Agen Biomedical Ltd, the company has a strategic goal of building and developing a pipeline of therapeutic protein/monoclonal antibody-based products.

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®, which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

Agenix is in the process of acquiring two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a bio-pharmaceutical company which has a pipeline of anti-viral products in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and is awaiting China State Food and Drug Administration approval for market launch in China. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 50 million tablets per annum.

www.agenix.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AGENIX LIMITED

ABN

58 009 213 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1) SHRG Completion shares issued as ordinary fully paid shares 2) Non-listed SHRG Acquisition options 3) Non-listed SHRG Acquisition options 4) Non-listed SHRG Acquisition options 5) Non-listed SHRG Acquisition options 6) Non-listed SHRG Acquisition options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1) 33,868,520 2) 3,000,000 3) 3,000,000 4) 3,000,000 5) 3,000,000 6) 3,000,000

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 June 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
339,474,545	Ordinary fully paid shares
20,373,488	Listed options

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,000,000	Non-listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.30
3,000,000	Non-listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.40
3,000,000	Non-listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.50
3,000,000	Non-listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.60
3,000,000	Non-listed SHRG Completion Options Expiry Date 17/04/2013 Exercise Price $0.70

+ See chapter 19 for defined terms.

Number	+Class
1,023,200	Non-listed employee options Expiry date: 20/07/07 Exercise price: $0.3228
465,000	Non-listed employee options Expiry date: 25/07/08 Exercise price: $0.3328
850,000	Non-listed employee options Expiry date: 21/07/09 Exercise price: $0.4128
250,000	Non-listed options Expiry Date 22/09/09 Exercise Price $0.3928
953,250	Non-listed employee options Expiry Date 21/07/10 Exercise Price $0.6728
1,250,000	Non-listed employee options Expiry Date 18/11/10 Exercise Price $0.5428
1,354,500	Non-listed employee options Expiry Date 21/07/11 Exercise Price $0.2928
200,000	Non-listed options Expiry Date 01/01/12 Exercise Price $0.40
1,481,250	Non-listed employee options Expiry Date 21/07/12 Exercise Price $0.22
4,000,000	Non-listed employee options Expiry Date 15/12/11 Exercise Price $0.53
500,000	Non-listed employee options Expiry Date 21/07/12 Exercise Price $0.25
27,327,200	Total

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Tony Finn
JOINT COMPANY SECRETARY
7 June 2007

======

END

+ See chapter 19 for defined terms.